UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Borders Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

099709107

(CUSIP Number)

Roy J. Katzovicz, Esq.

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 29th Floor

New York, New York 10019

212-813-3700

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

with copies to:

Andrew G Dietderich, Esq.

Alan J. Sinsheimer, Esq.

Sullivan & Cromwell LLP

125 Broad Street, New York, New York 10004

212-558-4000

April 9, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 099709107

1		Name of Reporting Person Pershing Square Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power — 0 —
	8	Shared Voting Power 20,147,880
	9	Sole Dispositive Power — 0 —
	10	Shared Dispositive Power 20,147,880
11		Aggregate Amount Beneficially Owned by Each Reporting Person 20,147,880
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 28.8%[1]
14		Type of Reporting Person (See Instructions) IA

______________
[1]

This calculation is based on 70,045,873 shares of common stock of Borders Group, Inc. This figure is based on 60,495,873 shares of Common Stock outstanding as of April 4, 2008 as reported in its annual report on Form 10-K for the fiscal year ended February 2, 2008 and warrants covering 9,550,000 shares of Common Stock described in Item 4.  The additional warrants covering 5,150,000 shares of Common Stock which Pershing Square may receive under the circumstances described in Item 4 are not included.

CUSIP No. 099709107

1		Name of Reporting Person PS Management GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power — 0 —
	8	Shared Voting Power 20,147,880
	9	Sole Dispositive Power — 0 —
	10	Shared Dispositive Power 20,147,880
11		Aggregate Amount Beneficially Owned by Each Reporting Person 20,147,880
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 28.8%[2]
14		Type of Reporting Person (See Instructions) OO

______________
[2]

This calculation is based on 70,045,873 shares of common stock of Borders Group, Inc. This figure is based on 60,495,873 shares of Common Stock outstanding as of April 4, 2008 as reported in its annual report on Form 10-K for the fiscal year ended February 2, 2008 and warrants covering 9,550,000 shares of Common Stock described in Item 4.  The additional warrants covering 5,150,000 shares of Common Stock which Pershing Square may receive under the circumstances described in Item 4 are not included.

CUSIP No. 099709107

1		Names of Reporting Person Pershing Square GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power — 0 —
	8	Shared Voting Power 14,887,092
	9	Sole Dispositive Power — 0 —
	10	Shared Dispositive Power 14,887,092
11		Aggregate Amount Beneficially Owned by Each Reporting Person 14,887,092
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 21.25%[3]
14		Type of Reporting Person (See Instructions) IA

______________
[3]

This calculation is based on 70,045,873 shares of common stock of Borders Group, Inc. This figure is based on 60,495,873 shares of Common Stock outstanding as of April 4, 2008 as reported in its annual report on Form 10-K for the fiscal year ended February 2, 2008 and warrants covering 9,550,000 shares of Common Stock described in Item 4.  The additional warrants covering 5,150,000 shares of Common Stock which Pershing Square may receive under the circumstances described in Item 4 are not included.

CUSIP No. 099709107

1		Name of Reporting Person William A. Ackman
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power — 0 —
	8	Shared Voting Power 20,147,880
	9	Sole Dispositive Power — 0 —
	10	Shared Dispositive Power 20,147,880
11		Aggregate Amount Beneficially Owned by Each Reporting Person 20,147,880
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 28.8%[4]
14		Type of Reporting Person (See Instructions) IN

______________
[4]

This calculation is based on 70,045,873 shares of common stock of Borders Group, Inc. This figure is based on 60,495,873 shares of Common Stock outstanding as of April 4, 2008 as reported in its annual report on Form 10-K for the fiscal year ended February 2, 2008 and warrants covering 9,550,000 shares of Common Stock described in Item 4.  The additional warrants covering 5,150,000 shares of Common Stock which Pershing Square may receive under the circumstances described in Item 4 are not included.

CUSIP No. 099709107

1		Name of Reporting Person BGP Holdings Corp.
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power — 0 —
	8	Shared Voting Power 5,715,700
	9	Sole Dispositive Power — 0 —
	10	Shared Dispositive Power 5,715,700
11		Aggregate Amount Beneficially Owned by Each Reporting Person 5,715,700
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 8.16%[5]
14		Type of Reporting Person (See Instructions) IA

______________
[5]

This calculation is based on 70,045,873 shares of common stock of Borders Group, Inc. This figure is based on 60,495,873 shares of Common Stock outstanding as of April 4, 2008 as reported in its annual report on Form 10-K for the fiscal year ended February 2, 2008 and warrants covering 9,550,000 shares of Common Stock described in Item 4.  The additional warrants covering 5,150,000 shares of Common Stock which Pershing Square may receive under the circumstances described in Item 4 are not included.

This Amendment No. 7 (this “Amendment No. 7”) amends and supplements the statement on Schedule 13D, as amended to date (the “Schedule 13D”), by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”), (iii) Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”), and (iv) William A. Ackman, a citizen of the United States of America (collectively, the “Reporting Persons”), relating to the common stock (the “Common Stock”) of Borders Group, Inc., a Michigan corporation (the “Issuer”). For purposes of this Amendment No. 7, Reporting Person shall include BGP Holdings Corp. Unless otherwise defined herein, terms defined in the Schedule 13D shall have such defined meanings in this Amendment No. 7.

As of April 9, 2008, as reflected in this Amendment No. 7, the Reporting Persons are reporting beneficial ownership on an aggregate basis of 20,147,880 shares of Common Stock (approximately 28.8% of the outstanding shares). This includes warrants covering 9,550,000 shares of Common Stock (as further described below in Item 4). The Reporting Persons own cash settled, total return equity swaps covering 4,805,463 notional shares of Common Stock (as previously disclosed). The notional shares that underlie such swaps are not included in the totals set forth in the charts earlier in the Schedule 13D. The aggregate economic exposure of the Reporting Persons to shares of Common Stock, including the aggregate shares of Common Stock beneficially owned by the Reporting Persons plus the aggregate notional shares underlying such swaps, represents approximately 35.6% of the sum of the outstanding shares of Common Stock and the shares of Common Stock underlying such warrants.

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented, as follows:

On April 9, 2008, Pershing Square and the Issuer completed a financing arrangement consisting of three main components:

Pershing Square extended to the Issuer a $42.5 million senior secured term loan maturing January 15, 2009 with an interest rate of 9.8% per annum pursuant to the Credit Agreement referred to in Item 6 below.

Pershing Square made a backstop purchase offer that will give the Issuer the right but not the obligation, until January 15, 2009, subject to the terms and conditions set forth in the Purchase Offer Letter referred to in Item 6 below, to require Pershing Square to purchase its Paperchase, Australia, New Zealand and Singapore subsidiaries, as well as its approximately 17% interest in Bookshop Acquisitions, Inc., at a purchase price for all of such subsidiaries and interest of $135 million (less debt of such subsidiaries), after the Issuer has pursued a sale process to maximize the value of those assets. Proceeds of any such purchase are to be first applied to repay amounts outstanding under the $42.5 million term loan.

In consideration for entering into the Credit Agreement and the Purchase Offer Letter, Pershing Square received from the Issuer warrants to purchase 9,550,000 shares of Common Stock at $7.00 per share for a term of 6.5 years pursuant to the Warrant Agreement referred to in Item 6 below. The Warrant Agreement provides for the issuance to Pershing Square of warrants to purchase an additional 5,150,000 shares of Common Stock with the same terms if (a) the Issuer exercises the purchase offer pursuant to the Purchase Offer Letter, (b) a definitive agreement relating to a change-of-control of the Issuer is not signed by October 1, 2008 or (c) the Issuer terminates its strategic alternatives process. The warrants will be cash-settled until the issuance of the underlying shares is approved by the Issuer’s shareholders and the Issuer has adopted certain employee benefit plan amendments. The terms of the warrants are subject to adjustment in the manner set forth in the documents referred to in Item 6 below.

In a Side Letter referred to in Item 6 below, Pershing Square has agreed, among other things, (a) not to exercise any warrants or transfer any warrants or shares of Common Stock until the earlier of (i) January 1, 2009 and (ii) the public announcement of the Issuer’s entry into a definitive agreement with respect to, or the completion of, a change of control or other extraordinary transaction involving the Issuer to which Pershing Square is not a party, (b) not to exercise warrants if that would cause a “change of control” under the Issuer’s existing credit facility and (c) until the Issuer’s 2009 annual meeting, not to seek to prevent the Issuer’s board from maintaining a majority of directors who are independent of the Issuer and Pershing Square (it being agreed that if the Issuer or Pershing Square nominates a person to serve as director the fact of that nomination will not by itself deem that person not to be independent of the Issuer or Pershing Square). In the same Side letter, the Issuer has agreed, among other things, for so long as Pershing Square is a Significant Holder (as therein defined), and unless Pershing Square consents thereto, (a) not to implement a stockholders rights plan or another anti-takeover defense with similar effect and (b) prior to a Qualifying Public Stock Merger (as therein defined), and except for Qualifying Employee Stock (as therein defined), not to issue any voting stock (other than Common Stock), preferred stock or instruments convertible, exchangeable or exercisable into preferred stock or voting stock (other than Common Stock).

The foregoing summary of the Credit Agreement, Purchase Offer Letter, Warrant Agreement and Side Letter and the transactions contemplated thereby is not complete and is subject in its entirety to the Credit Agreement, Purchase Offer Letter, Warrant Agreement and Side Letter, which are filed as Exhibits 99.1, 99.2, 99.3, and 99.4 hereto and are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby supplemented, as follows:

On April 9, 2008, Pershing Square and the Issuer entered into the Senior Secured Credit Agreement (the “Credit Agreement”), which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

On April 9, 2008, Pershing Square and the Issuer entered into a purchase offer letter (the “Purchase Offer Letter”), which is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

On April 9, 2008, Computershare Inc., Computershare Trust Company, N.A. and the Issuer entered into the Warrant and Registration Rights Agreement (the “Warrant Agreement”), which is filed as Exhibit 99.3 hereto and is incorporated herein by reference.

On April 9, 2008, Pershing Square and the Issuer entered into a side letter (the “Side Letter”), which is filed as Exhibit 99.4 hereto and is incorporated herein by reference.

The Reporting Persons have entered into a Joint Filing Agreement dated as of April 14, 2008, a copy of which is filed as Exhibit 99.5 hereto.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby supplemented by adding the following exhibits:

Exhibit 99.1	Credit Agreement dated April 9, 2008, among the Issuer, the guarantors named therein, the lenders named therein and Pershing Square Capital Management, L.P., as administrative agent.
Exhibit 99.2	Purchase Offer Letter dated April 9, 2008, between Pershing Square Capital Management, L.P. and the Issuer.
Exhibit 99.3	Warrant Agreement dated April 9, 2008, between Computershare Inc., Computershare Trust Company, N.A. and the Issuer.
Exhibit 99.4	Side Letter dated April 9, 2008, between Pershing Square Capital Management, L.P. and the Issuer.
Exhibit 99.5	Joint Filing Agreement dated as of April 14, 2008.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: April 14, 2008	PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
	By:	PS Management GP, LLC, its General Partner

	By:	/s/William A. Ackman
William A. Ackman Managing Member

PS MANAGEMENT GP, LLC
	By:	/s/William A. Ackman
William A. Ackman Managing Member

PERSHING SQUARE GP, LLC

	By:	/s/William A. Ackman
William A. Ackman Managing Member

/s/William A. Ackman
William A. Ackman

BGP HOLDINGS CORP.

	By:	/s/William A. Ackman
William A. Ackman Authorized Representative